Exhibit 1

Media Release

20 DECEMBER 2017

Sale of Hastings International Businesses to Northill Capital

Westpac Banking Corporation (ASX:WBC) (“Westpac”) and Northill Capital (“Northill”) have announced today that Westpac’s subsidiary Hastings Management Pty Limited (“Hastings”) and Northill have entered into a definitive agreement in relation to the sale and purchase of the international businesses of Hastings managed out of the United Kingdom and United States. The transaction is subject to regulatory approvals.

Hastings and Westpac will continue to work with Northill to ensure the transfer of the Hastings international businesses is executed in a manner that supports clients, employees and other stakeholders.

Westpac has confirmed that the Hastings Australian business will continue to fulfil its contractual obligations to all clients.

Northill will be investing over the long term to further develop Hastings’ international businesses from their position as a top 40 global infrastructure specialist. The businesses manage a portfolio of infrastructure debt and equity assets across the US, UK, Europe and Australia for a number of leading global institutional investors.

Northill is excited to expand their capabilities and is committed to supporting Hastings’ international businesses to ensure long-term successful outcomes for all clients.

ENDS

Westpac Media Enquiries	Northill Capital
David Lording	Sally Todd
Group Head of Media Relations	+44 20 7016 4121
M +61 419 683 411	sally.todd@northill.com
dlording@westpac.com.au

Westpac Investor Relations
Nicole Mehalski
+61 2 8253 1667
M +61 466 434 631
nicole.mehalski@westpac.com.au

Northill Capital

Northill Capital is an independent, privately held asset management business, established in London in 2010, with substantial financial backing from interests associated with the Bertarelli Family. Northill’s long-term strategy is to build a portfolio of high quality, specialist asset management businesses. Assets under management by businesses in which Northill owns a majority interest total approximately US$48 billion (as at 30 September 2017). Northill brings deep industry experience and expertise and the patient, long-term application of substantial private capital to support skilled investment professionals to develop their businesses. Northill Capital LLP is authorised and regulated by the Financial Conduct Authority. www.northill.com